

September 20, 2022

Kevin Detz
Chief Financial Officer
Sonida Senior Living, Inc.
16301 Quorum Drive, Suite 160A
Addison, TX 75001

      Re: Sonida Senior Living, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2021
            Filed April 15, 2022
            File No. 001-13445

Dear Mr. Detz:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences